Exhibit 8.2

[Letterhead of O’Melveny & Myers LLP]

March 13, 2006

Intentia International AB

Vendevagen 89

Box 596

SE-182 15 Danderyd

Sweden

Re:                   Combination of Intentia and Lawson Software

Ladies and Gentlemen:

You have requested our opinion regarding the material federal income tax consequences of the proposed combination (the “Combination”) of Intentia International AB, a Swedish corporation (“Intentia”) and Lawson Software, Inc., a Delaware corporation (“Lawson Software”), pursuant to the Transaction Agreement dated as of June 2, 2005 (the “Transaction Agreement”) among Intentia, Lawson Software, Lawson Holdings, Inc., a Delaware corporation (“Lawson Holdings”) and Lawson Acquisition, Inc., a Delaware corporation (“Lawson Acquisition”). The Combination is intended to qualify as an exchange under Section 351 of the Internal Revenue Code of 1986, as amended (the “Code”).(1)

The Combination will be structured in the following manner. First, Lawson Software will form a direct subsidiary, Lawson Holdings, which in turn, will form a subsidiary, Lawson Acquisition. Lawson Acquisition will then merge with and into Lawson Software pursuant to the terms of a Merger Agreement that will be entered into among Lawson Software, Lawson Holdings and Lawson Acquisition (the “Merger”). As a result, Lawson Holdings will become the parent of Lawson Software. Each outstanding share of Lawson Software common stock will be converted into one share of Lawson Holdings common stock. In connection with the Merger, Lawson Holdings has offered (the “Exchange Offer”) to acquire all of the Intentia shares and warrants in exchange for Lawson Holdings’ shares. Thus, immediately following the Merger, the holders of Intentia stock and warrants who participate in the Exchange Offer will exchange their shares and warrants for shares of Lawson Holdings common stock. Specifically, the following exchanges will occur with respect to holders who participate in the Exchange Offer:

(1)  All references to Sections are to the Internal Revenue Code of 1986, as amended.

(i) each outstanding Intentia Series A share will be exchanged with 0.5061 of a newly issued share of Lawson Holdings common stock; (ii) each outstanding Intentia Series B share will be exchanged with 0.4519 of a newly issues share of Lawson Holdings common stock; and (iii) each outstanding warrant to purchase Series B shares of Intentia will be exchanged for 0.2157 of a newly issued share of Lawson Holdings common stock. Following the Combination, Lawson Holdings intends to acquire the remaining outstanding Intentia shares and warrants through compulsory acquisition proceedings under Swedish law.

Following the Combination, Lawson Holdings may cause Intentia to distribute certain of its assets to Lawson Holdings in connection with the tax structuring plans of Lawson Holdings. In this regard, Lawson Holdings has made the following representation:  Lawson Holdings (i) has no plan or intention to cause Intentia to distribute, sell, transfer, or otherwise dispose of any of its assets or any assets of its subsidiaries (including, but not limited to, by causing Intentia to distribute or otherwise transfer assets to Lawson Holdings or any affiliate of Lawson Holdings) other than non-operating assets (including, but not limited to, the stock of Intentia Americas Inc., a Delaware corporation) having a fair market value that does not exceed, in the aggregate, (a) ten percent (10%) of the fair market value of the net assets held by Intentia on the date of completion of the Exchange Offer or (b) thirty percent (30%) of the fair market value of the gross assets held by Intentia on the date of completion of the Exchange Offer and (ii) has no plan or intention to cause or permit Intentia to distribute, sell, transfer, or otherwise dispose of any of its assets or any assets of its subsidiaries during the six (6) month period following the date of the completion of the Exchange Offer, provided that, for purposes of clauses (i) and (ii), any distributions, sales, transfers, or other dispositions by Intentia of assets in the ordinary course of business or any distributions, sales, transfers, or other dispositions by Intentia to an entity that is a direct or indirect wholly-owned subsidiary of Intentia will be disregarded.

In connection with this opinion, we have examined such documents and matters of law and fact as we have considered appropriate, including the Transaction Agreement and the Officers’ Certificates to be provided by Intentia, Lawson Software and Lawson Holdings to the undersigned (the “Certificates”) at the closing of the Combination, in the form such Certificates are attached as exhibits to this opinion. In rendering this opinion, we are assuming that the representations made by Intentia, Lawson Software and Lawson Holdings in the Transaction Agreement and that are made in the Certificates at the closing of the Combination are true and correct as of the effective time of the Combination, and where such representations are made to the best knowledge we are assuming that such representations are correct without such qualification, and our opinion relies on each of such representations. In addition, with your consent, we have assumed or obtained representations (and are relying thereon, without any independent investigation or review thereof) that original documents (including signatures) are authentic, documents submitted to us as copies conform to the original documents, and there has been (or will be by the effective time of the Combination) due execution and delivery of all documents where due execution and delivery are prerequisites to effectiveness thereof.

Generally, if all of the stock of a target corporation is transferred to an acquiring corporation in a stock for stock exchange and immediately after the transfer the target corporation is liquidated or merged with and into the acquiring corporation, then the transaction is recharacterized as a transfer of assets by the target corporation to the acquiring corporation followed by a liquidation of the target corporation and a distribution of the stock received from the acquiring corporation to the target corporation’s shareholders.(2)  Under certain circumstances, even though the target corporation is not in fact liquidated or merged into the acquiring corporation, the target corporation may distribute such a significant portion of its assets to the acquiring corporation to cause a “deemed” liquidation of the target corporation. In that case, the transaction will be analyzed as an asset transfer rather than a stock transfer.

In Revenue Ruling 74-35,(3) an acquiring corporation purchased all the outstanding stock of a target corporation in exchange for stock of the acquiring corporation in a transaction intended to qualify as a tax-free reorganization under Section 368(a)(1)(B). Pursuant to the plan of reorganization, immediately following the acquisition and the target corporation distributed to the acquiring corporation appreciated investment assets representing 30 percent in value of the target corporation’s total assets. The IRS ruled that this distribution of assets should not be recharacterized as a transfer of assets by the target corporation to the acquiring corporation in exchange for acquiring corporation stock followed by a distribution of such stock to the target corporation’s shareholders. In addition, the IRS did not treat the distribution of assets as a deemed liquidation of the target corporation. Instead, the IRS respected the transaction as a tax-free reorganization under Section 368(a)(1)(B) followed by a dividend of the distributed assets.

In at least two private letter rulings, the IRS has applied Revenue Ruling 74-35 to transactions that were intended to qualify as tax-free exchanges under Section 351.(4)  In both rulings, the target corporation distributed assets representing less than 30 percent in value of its total gross assets immediately following the exchange. In each case, the IRS held that the distribution did not cause a deemed liquidation of the target corporation and the transaction qualified as a tax-free exchange under Section 351.

Lawson Holdings may cause Intentia to distribute certain of its non-operating assets to Lawson Holdings following the Contribution. However, consistent with Revenue Ruling 74-35 and the private letter rulings issued by the IRS, Lawson Holdings has represented that it has no intention to cause Intentia to distribute any of Intentia’s operating assets or to cause Intentia to distribute an amount of its non-operating assets in excess of ten percent (10%) of the fair market value of the net assets held by Intentia on the date of completion of the Exchange Offer or thirty percent (30%) of the fair market value of the gross assets held by Intentia on the date of completion of the Exchange Offer. If Intentia were to make any of these distributions following the Contribution, then the IRS could take the position (a) that the distributed assets were transferred by Intentia to Lawson Holdings in exchange for Lawson Holdings common stock as

(2)  Rev. Rul. 67-274, 1967-2 CB 141 (acquisition of target stock in exchange for acquiring stock intended to qualify as a Section 368(a)(1)(B) reorganization followed by liquidation of the target recharacterized as an asset transfer under Section 368(a)(1)(C)); Rev. Rul. 76-123, 1976-1 CB 94 (transfer of stock in two separate corporations into a newly formed corporation in a transaction intended to qualify as a Section 351 exchange followed by liquidation of one of the transferor corporation recharacterized as an asset transfer under Section 368(a)(1)(C)).

(3)  Rev. Rul. 74-35, 1974-1 CB 85.

(4)  Priv. Ltr. Rul. 79-18-072 (Jan. 30, 1979); Priv. Ltr. Rul. 81-09-059 (Dec. 5, 1980).

part of the Combination followed by a distribution of the Lawson Holdings common stock to the holders of Intentia stock and warrants or (b) that Intentia transferred all of its assets to Lawson Holdings in exchange for Lawson Holdings stock and distributed the Lawson Holdings common stock to the holders of the Intentia shares and warrants in liquidation of Intentia.

Opinion

Based on the foregoing, and our review and analysis of the current state of the law, it is our opinion that the Combination will be treated for federal income tax purposes as an exchange within the meaning of Section 351 of the Code.

This opinion is limited to the tax matters specifically covered herein, and we have not been asked to address, nor have we addressed, any other tax consequences of the Combination. The opinion herein is based on current authorities and upon facts and assumptions as of the date of this opinion, including the assumption that representations made by Intentia, Lawson Software and Lawson Holdings in the Transaction Agreement and to be made in the Certificates at the closing of the Combination will be true and correct as of the effective time of the Combination. The opinion is subject to change in the event of a change in the applicable law or change in the interpretation of such law by the courts or by the Internal Revenue Service, or a change in any of the facts and assumptions upon which it is based. There is no assurance that legislative or administrative changes or court decisions may not be forthcoming that would significantly modify the statements and opinions expressed herein. Any such changes may or may not be retroactive with respect to transactions prior to the date of such changes. This opinion represents only counsel’s best legal judgment, and has no binding effect or official status of any kind, so that no assurance can be given that the positions set forth above will be sustained by a court, if contested.

We consent to the use of this opinion as an exhibit to the Registration Statement on Form S-4 (No. 333-129862) filed by Lawson Holdings with the Securities and Exchange Commission. We also consent to all references to us in the Registration Statement and the Proxy Statement/Prospectus constituting a part thereof under the caption “Terms of the Exchange Offer – Material United States Federal Income Tax Consequences.” This opinion is delivered to Intentia for the benefit of Intentia and its stockholders and warrant holders. This opinion may not be made available to any other person or entity without our prior written consent.

Respectfully Submitted,

/s/ O’Melveny & Myers LLP